UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

BREAKWATER RESOURCES LTD

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

106902

(CUSIP Number)

Daniella E. Dimitrov
Vice President & Secretary
Dundee Bancorp Inc.
40 King Street West, 55th Floor
Toronto, Ontario, Canada M5H 4A9
Telephone: (416) 365-2426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Check the following box if a fee is being paid with the statement ☐  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 106902
1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DUNDEE BANCORP INC.
55th Floor, 40 King Street West
Toronto, Ontario
M5H 4A9 Canada
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*- N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*- WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)- ☐ N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER- 30,801,410 Warrants and 52,078,651 Common Shares[1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER- Nil
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER- 30,801,410 Warrants and 52,078,651 Common Shares[1]
WITH	10	SHARED DISPOSITIVE POWER- Nil
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,801,410 Warrants and 52,078,651 Common Shares[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*- ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)- 36.5% (on a partially diluted basis)
14		TYPE OF REPORTING PERSON*- CO

1 185,000 of these common shares are held in accounts, managed by subsidiaries of Dundee Bancorp Inc. and 51,893,651 common shares are indirectly held by Dundee Bancorp through a wholly-owned subsidiary.

SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dundee Bancorp Inc. ("Bancorp") hereby submits this statement on Schedule 13D, Amendment No. 14, (the "Schedule 13D") relating to the Common Shares of Breakwater Resources Ltd. ("Breakwater").

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a) - (c) This Schedule 13D is being filed by Dundee Bancorp Inc.

The following is a list of the directors and executive officers of Bancorp, their positions with Bancorp, their present principal occupations and their business addresses (if other than Bancorp):
Name and Address	Position held	Principal Occupation
Normand Beauchamp 7800 Bombardier St., Anjou, Montreal, Quebec H1J 2G3	Director	President, Capital NDFL
Paul A. Carroll	Director	President, Carnarvon Capital Corporation
Jonathan Goodman	Director	President and Chief Executive Officer, Dundee Resources Limited
Ned Goodman	President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer, Dundee Wealth Management Inc. and DWM Inc.; President and Chief Executive Officer, Dundee Bancorp; Chairman, Dynamic Mutual Funds Ltd.
Harold P. Gordon	Chairman and Director	Chairman, Dundee Bancorp
Dr. Frederick H. Lowy 1515 Doctor Penfield Suite 1005 Montréal, Québec H3G 2R8	Director	Rector and Vice Chancellor, Concordia University
Garth A. C. MacRae	Vice Chairman and Director	Vice Chairman, Dundee Bancorp
Robert Mcleish 124 Airdrie Rd. Toronto, Ontario M4G 1M5	Director	Consultant
K. Barry Sparks 141 Adelaide Street West Suite 1105 Toronto, Ontario M5H 3L5	Director	President Torvan Capital Group Inc., corporate advisory and management company
Harry R. Steele 745 Windmill Road Dartmouth, Nova Scotia B3B 1C2	Director	Chairman and Chief Executive Officer, Newfoundland Capital Corporation Limited, holding company
Donald K. Charter	Executive Vice President

Chairman, Chief Executive Officer and President, Dundee Securities Corporation, Chairman, Dundee Private Investors Inc., Dundee Insurance Agency Ltd. and Dundee Mortgage Services Inc., Executive Vice President, Dundee Wealth Management Inc., Dundee Bancorp and DWM Inc.

Joanne Ferstman	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer, Dundee Wealth Management Inc., DWM Inc. and Dundee Bancorp
Daniella E. Dimitrov	Vice President & Secretary

Vice President and Secretary, Dundee Wealth Management Inc., DWM Inc., Dundee Bancorp, Dundee Securities Corporation, Dundee Private Investors Inc., Dundee Insurance Agency Ltd. and Dundee Mortgage Services Inc.

Lucie Presot	Vice President and Controller	Vice President and Controller, Dundee Wealth Management Inc., DWM Inc. and Dundee Bancorp

(a) During the past five years none of Bancorp, or to the best knowledge of Bancorp, its directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(b) During the past five years none of Bancorp, or to the best knowledge of Bancorp, its directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(c) All of the directors and officers are Canadian citizens.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 8, 2002, 189,000 common shares were transferred out of a private client account managed by a subsidiary of Bancorp;

On July 11, 2002, an account managed by a subsidiary of Bancorp sold 975,610 common shares of Breakwater in a private transaction; and the subsequent issuance of additional common shares by Breakwater.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

As of February 28, 2003, Bancorp beneficially owns, directly and indirectly, or exercises control or direction over 52,078,651 Common Shares of Breakwater, representing approximately 36.5% of the outstanding common shares of Breakwater on a partially diluted basis.

Unless otherwise noted, Bancorp, or its applicable subsidiary, and to the best knowledge of Bancorp, its directors and executive officers, has sole voting and dispositive power over the securities beneficially owned by it. Except as disclosed herein, during the past sixty days Bancorp, nor, to the best knowledge of Bancorp, any of its directors and executive officers, has effected any transaction in the securities reported on this Schedule 13D.

Donald Charter currently owns directly approximately 21,260 Common Shares (less than 0.1% of class).

Jonathan Goodman currently owns directly approximately 20,050 Common Shares (less than 0.1% of class).

Ned Goodman currently owns directly approximately 1,316,137 Common Shares (less than 1% of class).

Garth A.C. MacRae currently owns directly approximately 309,835 Common Shares (0.2% of class).

Lucie Presot currently owns directly approximately 1,000 Common Shares (less than 0.1% of class).

The following options have been granted to Messrs. Goodman, MacRae and Charter and are exercisable as to 33 1/3% each year commencing one year after the date of the grant and expire ten years from the date of the grant:

Name	Date of Grant	Options Granted	Exercise Price

Jonathan Goodman	June 19, 2001	140,000	1.15
	June 6, 2002	150,000	0.19

Garth MacRae	February 3, 1997	50,000	3.25
	November 16, 1998	50,000	1.05
	December 20, 1999	50,000	1.05
	June 7, 2002	150,000	0.19

Donald K. Charter	June 14, 1999	100,000	1.85
	March 3, 2000	50,000	3.07
	June 7, 2002	150,000	0.19

Item 6. Contracts, Arrangement, Undertakings or Relationships with Respect to Securities of the Issuer

Other than those indicated in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Breakwater, including but not limited to transfer or voting of any such securities of Breakwater, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Nil

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2003

March 6, 2003

Date

"Daniella E. Dimitrov"

Signature

Daniella E. Dimitrov/ Vice President & Secretary

Name/Title